SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2

(Amendment No. __)

HORIZON LINES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

      44044K101
(CUSIP Number)

                  November 29, 2010
(Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 44044K101	13 G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Beach Point Capital Management LP (“Beach Point Capital”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 1,800,000 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,800,000 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.86%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 44044K101	13 G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Beach Point GP LLC (“Beach Point GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 1,800,000 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,800,000 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.86%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 44044K101	13 G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Beach Point Total Return Master Fund, L.P. (“Beach Point Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 1,575,000 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,575,000 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,000 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44044K101	13 G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Beach Point Advisors LLC (“Beach Point Advisors”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 1,575,000 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,575,000 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,000 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 44044K101	13 G	Page 6 of 13 Pages

ITEM 1.

(a)           Name of Issuer:  Horizon Lines, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

4064 Colony Road, Suite 200
Charlotte, North Carolina  28211

ITEM 2.

(a)	Name of Person Filing:

Beach Point Capital Management LP (“Beach Point Capital”)
Beach Point GP LLC (“Beach Point GP”)
Beach Point Total Return Master Fund, L.P. (“Beach Point Fund”)
Beach Point Advisors LLC (“Beach Point Advisors”)

(b)           Address of Principal Business Office:

c/o Beach Point Capital Management LP
1620 26th Street
Suite 6000N
Santa Monica, California 90404

(c)           Citizenship:

Beach Point Capital                                                      Delaware
Beach Point GP                                                             Delaware
Beach Point Fund                                                        Cayman Islands
Beach Point Advisors                                                 Delaware

(d)           Title of Class of Securities:  Common Stock, par value $0.01 per share

(e)           CUSIP Number:  44044K101

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 44044K101	13 G	Page 7 of 13 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:

1,800,000 by each of Beach Point Capital and Beach Point GP**see Note 1**
1,575,000 by each of Beach Point Fund and Beach Point Advisors**see Note 1**

(b)Percent of class:

5.86% by each of Beach Point Capital and Beach Point GP
5.12% by each of Beach Point Fund and Beach Point Advisors

The percent of class is based on 30,741,210 shares of Common Stock, par value $0.01 per share of the Issuer outstanding as of October 20, 2010 as reported on the issuer’s Quarterly Report on Form 10-Q filed on October 22, 2010 for the quarterly period ended September 19, 2010.

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

0

(ii)Shared power to vote or to direct the vote:

1,800,000 by each of Beach Point Capital and Beach Point GP**see Note 1**
1,575,000 by each of Beach Point Fund and Beach Point Advisors**see Note 1**

(iii)Sole power to dispose or to direct the disposition of:

0

(iv)Shared power to dispose or to direct the disposition of:

1,800,000 by each of Beach Point Capital and Beach Point GP**see Note 1**
1,575,000 by each of Beach Point Fund and Beach Point Advisors**see Note 1**

**  Note 1**
Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the “Clients”).  In its role as investment adviser, Beach Point Capital possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients.  However, all securities reported in this schedule are owned by the Clients.  Beach Point Capital disclaims beneficial ownership of such securities.

CUSIP No. 44044K101	13 G	Page 8 of 13 Pages

Beach Point GP is the sole general partner of Beach Point Capital.  As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients.  Beach Point GP disclaims beneficial ownership of such securities.

Beach Point Fund is one of Beach Point Capital’s clients.  Beach Point Fund directly owns more than 5% of the shares of Common Stock of the Issuer.

Beach Point Advisors is the sole general partner of Beach Point Fund.  As a result, Beach Point Advisors may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by Beach Point Fund.  Beach Point Advisors disclaims beneficial ownership of such securities.

ITEM 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.                      Ownership of More than Five Percent on Behalf of Another Person

While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of Common Stock of the Issuer, each of the reporting persons is the beneficial owner of such stock on behalf of the Clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock.  One of the Clients, Beach Point Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Issuer.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit I

CUSIP No. 44044K101	13 G	Page 9 of 13 Pages

ITEM 8.                      Identification and Classification of Members of the Group

Not applicable

ITEM 9.                      Notice of Dissolution of Group

Not applicable

ITEM 10.                      Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44044K101	13 G	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2011
BEACH POINT CAPITAL MANAGEMENT LP

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

BEACH POINT GP LLC

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

BEACH POINT TOTAL RETURN MASTER FUND, L.P.
By:  BEACH POINT ADVISORS LLC, its general partner

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

BEACH POINT ADVISORS LLC

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

CUSIP No. 44044K101	13 G	Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit I   -   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II   -   Joint Filing Agreement

CUSIP No. 44044K101	13 G	Page 12 of 13 Pages

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Beach Point GP LLC is the sole general partner and therefore control person of Beach Point Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Beach Point Advisors LLC is the sole general partner and therefore control person of Beach Point Total Return Master Fund, L.P.

CUSIP No. 44044K101	13 G	Page 13 of 13 Pages

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of January 14, 2011,  by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of Horizon Lines, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BEACH POINT CAPITAL MANAGEMENT LP

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

BEACH POINT GP LLC

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

BEACH POINT TOTAL RETURN MASTER FUND, L.P.
By:  BEACH POINT ADVISORS LLC, its general partner
By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel

BEACH POINT ADVISORS LLC

By:  /s/ Lawrence M. Goldman
Name:  Lawrence M. Goldman
Title:  Chief Administrative Officer and General Counsel